

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

William Scott Tudor
Chief Executive Officer
Water Technologies International, Inc.
1432-B Skees Road
West Palm Beach, FL 33411

> **Re: Water Technologies International, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 2, 2022**
> **File No. 024-11817**

Dear Mr. Tudor:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Our Business, page 17

1. Please disclose all material terms of your agreement with Terra Sustainable Technologies, Inc., including its duration and any termination provisions, and file a copy of this agreement as an exhibit to your offering statement or tell us why this is not required. Refer to Item 17 of Part III of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Capital Resources, page 21

2. We note your disclosure that your current cash position is adequate to maintain your present level of operations through, at minimum, the second quarter of 2022. Please expand your discussion to address all external sources of liquidity to the extent material. In that regard, we note your statement of cash flows for the nine months ended September

30, 2021, shows that you received proceeds from bank loans in addition to proceeds from convertible notes. Discuss how these financing arrangements affect your long and short term liquidity. Refer to Item 9(b) of Form 1-A and revise or advise as appropriate. Please also advise whether the OriginClear Note was paid off subsequent to September 30, 2021, and revise your disclosure accordingly. Finally, please confirm that the note payable to Greentree Financial Group disclosed here is the "LOC Note" referred to on page F-16 and update your disclosure to reflect that a Fourth Addendum was entered into on June 4, 2021.

Executive Compensation, page 22

3. Please disclose your director and executive compensation as of your last completed fiscal year. Refer to Item 11 of Form 1-A.

Security Ownership of Certain Beneficial Owners and Management, page 23

4. Please reconcile the disclosure in your beneficial ownership table showing that Educational Group LLC owns 100% of your common stock before and after the offering with the disclosure that your officers and directors will collectively own 21.14% of your common stock after the offering. Please advise or revise.

Exhibits

5. We note that Section 6 of the Subscription Agreement includes an exclusive forum provision and a jury trial waiver provision for certain claims against you. Please add risk factor disclosure regarding the two provisions and address, without limitation, how these provisions may impact shareholder rights. Clarify whether the provisions apply to claims under the federal securities laws, both in your disclosure and in the Subscription Agreement. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

William Scott Tudor
Water Technologies International, Inc.
March 15, 2022
Page 3

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan